

Mail Stop 3561

February 28, 2017

<u>Via E-mail</u>
Terren S. Peizer
Chief Executive Officer
Catasys, Inc.
601 Wilshire Boulevard, Suite 1100
Los Angeles, CA 90025

> **Re:**   **Catasys, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 10, 2017**
> **File No. 333-216007**

Dear Mr. Peizer:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that you have not filed a proxy or information statement regarding an annual meeting for a significant period of time. We also note that there appears to be significant unaffiliated ownership of your common stock and your common shares are traded on the OTCQB, but you do not appear to have historically held annual meetings of shareholders despite the provisions of your governing documents and your disclosure about the expiration of the director's terms on page 49 of the Form S-1. Please advise us whether you are relying on a provision of state law for not holding annual meetings and, if so, which provision. To the extent that you have failed to comply with state law, your governing documents or the proxy rules, please include adequate disclosure about the failure to comply, any consequences of such failure and the steps you intend to take, if any, to remedy such defects. Also specifically provide updated disclosure of the estimated timing of future annual meetings.

2. Please revise your disclosure to provide the names of the lead or managing underwriters in your next amendment and to provide a brief description of the nature of the underwriting arrangements. Please note that we will defer further review of any amendment to your registration statement that does not include the names of the lead or managing underwriters. Please refer to item 501(b)(8) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jonathan Burr at (202) 551-5833 or David Link at (202) 551-3356 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Kenneth R. Koch, Esq.
        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.